News Release Wells Fargo Funds

November 23, 2016

Contact:	Shareholder inquiries	Financial advisor inquiries
	1-800-730-6001	1-888-877-9275

Media contact:	John Roehm
415-222-5338
john.o.roehm@wellsfargo.com

WELLS FARGO MULTI-SECTOR INCOME FUND
ANNOUNCES TENDER OFFER AND MANAGED DISTRIBUTION PLAN

SAN FRANCISCO—The Wells Fargo Multi-Sector Income Fund (NYSE MKT: ERC), a closed-end fund, announced today that the fund’s Board of Trustees has approved the commencement prior to or during the week of May 1, 2017, of a cash tender offer for up to 15% of the fund’s outstanding common shares of beneficial interest at a price per share equal to 98% of the fund’s net asset value (NAV) per share. The fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

The fund’s Board of Trustees has also approved the commencement, effective with the monthly distribution declared in January 2017, of a managed distribution plan that provides for the declaration of monthly distributions to common shareholders of the fund at an annual minimum fixed rate of 9% based on the fund’s average monthly NAV per share over the prior 12 months. Under the managed distribution plan, monthly distributions may be sourced from income, paid-in capital, and/or capital gains, if any. Shareholders may elect to reinvest distributions received pursuant to the managed distribution plan in the fund under the existing dividend reinvestment plan, which is described in the fund’s shareholder reports.

The commencement of the tender offer and managed distribution plan are pursuant to an agreement between the fund and Saba Capital Management, L.P. (Saba), and certain associated parties. Pursuant to the agreement, Saba has agreed to be bound by certain standstill covenants through the completion of the fund’s 2018 annual meeting of shareholders with respect to the fund. In addition, Saba has agreed, among other things, to withdraw its shareholder proposal for the 2017 annual meeting of shareholders of the fund. Pursuant to the agreement, the fund has agreed not to close the tender offer prior to May 1, 2017.

The fund has been advised that Saba will file a copy of the agreement with the U.S. Securities and Exchange Commission (SEC) as an exhibit to its Schedule 13D.

The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the fund.

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Additional information

The fund is a closed-end income fund. The fund’s investment objective is to seek a high level of current income consistent with limiting its overall exposure to domestic interest-rate risk.

The fund is leveraged through a revolving credit facility and also may incur leverage by issuing preferred shares in the future. The use of leverage results in certain risks, including, among others, the likelihood of greater volatility of net asset value and the market value of common shares. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Derivatives involve additional risks, including interest-rate risk, credit risk, the risk of improper valuation, and the risk of noncorrelation to the relevant instruments that they are designed to hedge or closely track. Bond values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. Changes in market conditions and government policies may lead to periods of heightened volatility in the bond market and reduced liquidity for certain bonds held by the fund. In general, when interest rates rise, bond values fall and investors may lose principal value. Interest-rate changes and their impact on the fund and its share price can be sudden and unpredictable. High-yield securities have a greater risk of default and tend to be more volatile than higher-rated debt securities. This fund is exposed to mortgage- and asset-backed securities risk. This closed-end fund is no longer available as an initial public offering and is only offered through broker/dealers on the secondary market.

Unlike an open-end mutual fund, a closed-end fund offers a fixed number of shares for sale. After the initial public offering, shares are bought and sold through broker/dealers in the secondary marketplace, and the market price of the shares is determined by supply and demand, not by NAV, and is often lower than the NAV. A closed-end fund is not required to buy its shares back from investors upon request.

For more information on Wells Fargo’s closed-end funds, please visit our website.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. This material is being prepared by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company. Neither Wells Fargo Funds Management nor Wells Fargo Funds Distributor has fund customer account/assets, and neither provides investment advice/recommendations or acts as an investment advice fiduciary to any investor.

Some of the information contained herein may include forward-looking statements about the expected investment activities of the fund. These statements provide no assurance as to the fund’s actual investment activities or results.  The reader must make his/her own assessment of the information contained herein and consider such other factors as he/she may deem relevant to his/her individual circumstances.

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